FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month  of  January 2005

Commission File No. 000-19865


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                     Mississauga, Ontario, Canada L4V 1S7
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                   Form 40-F     X
                         ------------                -----------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                         No     X
                    ----------                 --------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Documents Included as Part of this Report:


No.        Document

1. Press Release dated January 18, 2005 - Merge eFilm and Cedara Software Corp. to Merge

[MERGE eFILM GRAPHIC OMITTED]
[CEDARA GRAPHIC OMITTED]

                                                            JOINT NEWS RELEASE
                                                         For Immediate Release

                                                                     Contacts:
                                                                   Merge eFilm
                                 Richard Linden, President & CEO, 414-977-4665
                            Scott Veech, Chief Financial Officer, 414-977-4264
                                                         Cedara Software Corp.
                           Abe Schwartz, President & CEO, (905) 672-2101 x2000
                   Brian Pedlar, Chief Financial Officer, (905) 672-2101 x2015


                 MERGE EFILM AND CEDARA SOFTWARE CORP TO MERGE

               COMBINation creates MEDICAL IMAGING market leader
                  offering expanded products and services and
             accelerated innovation in the direct and OEM Channels

        Combined Run-Rate Revenues Exceed $100 Million (C$122 million); Investor Conference Call Scheduled for 10 a.m. CST to Discuss Transaction



         Milwaukee, WI, USA, and Toronto, ON, Canada, January 18, 2005 - Merge Technologies Incorporated (NASDAQ: MRGE), d.b.a. Merge eFilm, a leading global healthcare software and services company, and Cedara Software Corp. (NASDAQ:
CDSW/TSX:CDE), a leading independent developer of medical software technologies for the global healthcare market, today announced a definitive agreement to merge in an all-stock transaction. Upon completion of the transaction, the combined company will bring one of the most comprehensive image and information management solution sets to manage clinical and business workflow to the diagnostic OEM and end user markets. The combined company will have an extensive imaging product suite to meet the current and emerging needs of OEM and end user customers, radiology and clinical specialties, and an annual revenue run rate exceeding $100 million (C$122 million). In addition, the merged company will have an international presence capitalizing on the digitization of healthcare, and the financial strength, growth trajectory and product and distribution market coverage to drive its continued track record as one of the fastest growing healthcare information technology companies in the market.

         Merge eFilm will issue either 0.587 Merge eFilm common shares, or
0.587 shares of a newly created class of Canadian exchangeable shares for each Cedara common share. Based on the 20-day volume weighted average price of Merge eFilm stock for the period ending January 14, 2005, the transaction is valued at US$12.37 (approximately C$15.10) for each common share of Cedara, representing a 17.5% premium to Cedara's 20-day volume weighted average price. The merger may permit Canadian shareholders of Cedara to defer any gain on their shares for Canadian income tax purposes. The transaction is subject to approval by shareholders of each company, regulatory approvals and other customary closing conditions.

         "I'm very pleased to announce that Merge eFilm and Cedara are joining together to lead the market with the product and service depth, financial strength, product innovation resources and market coverage to deliver value to our key stakeholders: customers, employees and shareholders," said Richard Linden, President and CEO of Merge eFilm. "Our combined strengths will allow us to accelerate the development and deployment of new imaging products and services for both the OEM markets and our expanding interest in RIS/PACS offerings beyond radiology. Together, we create a powerful combination of industry leading product innovation, sales and marketing distribution, valued professional services, strengthened international market coverage, and enhanced access to new markets. For example, we are well positioned to leverage the market leading innovation of OEM technologies for clinical specialties such as orthopedics, cardiology, gastroenterology, and mammography into full workflow solutions. The scale and momentum from this merger is a proactive strategy to lead the industry consolidation effort, to further the steady change in the definition of RIS/PACS and alter the competitive landscape. Our combined brand is strong, our value propositions unique, our recent histories indicative of our ability to succeed financially and we are well positioned to achieve our growth objectives. This powerful combination of factors will contribute to the digital evolution of one of the fastest growing sectors in healthcare information technology, and we are pleased to be a catalyst for market change with this merger."

         "Our merged organization will make it easier to introduce innovative medical solutions for both our global OEM partners and end user customers," said Abe Schwartz, Cedara's President and CEO. "We will be the only company in our industry with this breadth of end-user and OEM offerings, with a new depth of clinical and technical expertise to support them. Our significant expansion of leadership, talent and operational resources will allow us to enter new clinical markets and create product offerings beyond radiology. Our employees will have greater professional growth and career path development, and our shareholders will gain from the financial strength of the combined organization. This is a win-win for all stakeholders."

         The corporate headquarters for the newly combined company will be in Milwaukee, WI. Richard Linden will serve as its President and CEO, and Abe Schwartz will continue his involvement with the company including serving as a member of its Board of Directors. Leadership and integration planning for the combined company is underway and will be implemented after the anticipated April closing. Based on the strong growth and financial performance of Merge eFilm and Cedara, the transaction is expected to be accretive to Merge eFilm's earnings per share in 2005 (excluding the impact of one-time transaction-related expenses), and beyond. The combined company expects to realize operational synergies including time to market for new imaging products, cross-selling opportunities within our combined end user customer base, and cost savings associated with public company activities.

         William Blair and Company, L.L.C. acted as financial advisor to Merge eFilm, and Michael Best & Friedrich LLP and Blake, Cassels & Graydon acted as legal advisors. Genuity Capital Markets acted as financial advisor to Cedara and Stikeman Elliott LLP and Debevoise & Plimpton LLP acted as legal advisors.

         Merge eFilm and Cedara will host a conference call to discuss the transaction today, January 18, at 10:00 am CST. To listen to the live broadcast, please see options listed below:

         LIVE VIA PHONE:

         Call:

         - 800-221-2015 (US & Canada)
         - 706-634-2159 (International)
         Reference Conference ID#: 3499352

         LIVE VIA WEBCAST:

  Go To: http://phx.corporate-ir.net/playerlink.zhtml?c=85928&s=wm&e=1002693


         For additional information about the conference call, visit: http://www.merge.com/investor/confcalllist.asp


(Editors Note: see the following fact sheets for additional details concerning Merge eFilm and Cedara).


                                                MERGE EFILM - CEDARA

                                               MERGER DEAL FACT SHEET


Parties            Merge eFilm                                       Cedara Software

Exchange Symbol:   NASDAQ: MRGE                                      TSX: CDE; NASDAQ: CDSW

Company            Merge eFilm is a global healthcare software and   Cedara Software Corp. is a leading independent
Description        services company focused on accelerating the      provider of medical imaging technologies. Cedara
                   productivity of imaging centers, small- to        software is deployed in hospitals and clinics
                   medium-sized hospitals and clinics with a suite   worldwide and is licensed by many of the world's
                   of RIS/PACS products that more efficiently        leading medical device and healthcare information
                   streamline, integrate and distribute image and    technology companies. Approximately 28,000 medical
                   information workflow across the healthcare        imaging systems and 6,400 Picture Archiving and
                   enterprise. Since 1987, Merge eFilm has           Communications System (PACS) workstations have been
                   leveraged its healthcare integration and          licensed to date. Cedara recently acquired eMed
                   connectivity experience to create workflow        Technologies Corporation, widely known as a
                   solutions that improve our customers'             provider of innovative PACS and teleradiology
                   productivity and enhance the quality of care      solutions that have been installed in over 2,000
                   they provide.                                     hospitals and imaging centers.

Headquarters       1126 South 70th Street                            6509 Airport Road
                   Milwaukee, WI 53214                               Mississauga, Ontario L4V 1S7
                   Tel: (414) 977-4000                               Tel: (905) 672-2100

CEO                Richard Linden                                    Abe Schwartz

CFO                Scott Veech                                       Brian Pedlar

Fiscal year ends   12/04                                             06/05

Market             $257.4 million                                    $360.8 million (C$439.3 million)
Capitalization

# of Shares        13.2 million                                      31.8 million

# of Employees     200                                               350

RIS/PACS End User  200+                                              400+
Customers

OEM/VAR Customers  100+                                              150+

Website            www.merge-efilm.com                               www.cedara.com
                   -------------------                               --------------




Financial          William Blair & Company, L.L.C.                   Genuity Capital Markets
Advisors:

Legal Advisors:    Michael Best & Friedrich and Blake, Cassels &     Stikeman Elliott LLP and Debevoise & Plimpton LLP
                   Graydon

Transaction        Fixed exchange ratio: 0.587 Merge eFilm common or exchangeable shares for each Cedara share
summary            Structure: Plan of Arrangement with exchangeable shares
                   Approvals: Subject to shareholder and regulatory approval
                   Expected close: Early 2Q 2005


About Merge eFilm
Merge eFilm is a global healthcare software and services company focused on accelerating the productivity of imaging centers, small- to medium-sized hospitals and clinics with a suite of RIS/PACS products that more efficiently streamline, integrate and distribute image and information workflow across the healthcare enterprise. Since 1987, Merge eFilm has leveraged its healthcare integration and connectivity experience to create workflow solutions that improve our customers' productivity and enhance the quality of care they provide. For more information about Merge eFilm's products and services, visit our website at www. merge-efilm.com, or call Beth Frost-Johnson, Senior Vice President-Marketing and Strategic Planning, at 414-977-4254, email bfrost@merge-efilm.com.


About Cedara Software Corp


Cedara Software Corp. is a leading independent provider of medical imaging technologies. Cedara's software is deployed in hospitals and clinics worldwide and is licensed by many of the world's leading medical device and healthcare information technology companies. Approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara recently acquired eMed Technologies Corporation, widely known as a provider of innovative PACS and teleradiology solutions that have been installed in over 2,000 hospitals and imaging centers. Cedara is quite unique in that it has technologies and expertise that span all the major digital imaging modalities including computed tomography (CT), magnetic resonance imaging (MRI), digital X-ray, mammography, ultrasound, echo-cardiology, angiography, nuclear medicine, positron emission tomography
(PET) and fluoroscopy. Furthermore, the Company's medical imaging offerings are used in all aspects of clinical workflow including the capture of a patient's digital image; the archiving, communication and manipulation of digital images; sophisticated clinical applications to analyze digital images; and even the use of imaging in minimally-invasive surgery. For more information about Cedara's products and services, visit our website at www.cedara.com, or call Jacques Cornet, Vice President of Marketing & Operations, at (905) 672-2100 ext. 2564, email: info@cedara.com.


                                     # # #


    Notice to Investors, Prospective Investors and the Investment Community


          Cautionary Information Regarding Forward-Looking Statements


         Statements in this press release regarding the proposed merger of Merge Technologies, (d.b.a. Merge eFilm) and Cedara Software Corp. which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow, cost savings and future growth), are "forward-looking statements." All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Investors are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Merge eFilm and Cedara undertake no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

         Important factors upon which the forward-looking statements presented in this release are premised include: (a) receipt of regulatory and shareholder approvals without unexpected delays or conditions; (b) timely implementation and execution of merger integration plans; (c) the ability to implement comprehensive plans for asset rationalization; (d) the successful integration of the IT systems and elimination of duplicative overhead and IT costs without unexpected costs or delays; (e) retention of customers and critical employees; (f) successfully leveraging Merge eFilm/Cedara's comprehensive product offering to the combined customer base; (g) continued growth at rates approximating recent levels for imaging information systems and other product markets; (h) no unanticipated changes in laws, regulations, regulatory requirements or other industry standards affecting Merge eFilm/Cedara's businesses which require significant product redevelopment efforts, reduce the market for or value of its products or render products obsolete; (i) no unanticipated developments relating to previously disclosed lawsuits or similar matters; (j) successful management of any impact from slowing economic conditions or consumer spending; (k) no catastrophic events that could impact Merge eFilm/Cedara's or its major customer's operating facilities, communication systems and technology or that has a material negative impact on current economic conditions or levels of consumer spending;
(l) no material breach of security of any Merge eFilm/Cedara's systems; and
(m) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection. In addition, the ability of Merge eFilm/Cedara to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of Merge eFilm/Cedara, and other risks and uncertainties described from time to time in Merge eFilm/Cedara's public filings with United States Securities and Exchange Commission and Canadian securities regulatory authorities.


                            Additional Information


Shareholders are urged to read the joint proxy statement/management information circular regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/management information circular, as well as other filings containing information about Merge eFilm and Cedara, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/management information circular and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/management information circular can also be obtained, without charge, by directing a request to Merge eFilm's Investor Relations Department at Merge eFilm's principal executive offices located at 1126 South 70th Street, Suite S107B, Milwaukee, Wisconsin 53214-3151; telephone number (414) 977-4000. The respective directors and executive officers of Merge eFilm and Cedara may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Merge eFilm's directors and executive officers is available in Merge eFilm's proxy statement for its 2004 annual meeting of stockholders, which was filed with the Securities and Exchange Commission on April 12, 2004, and information regarding Cedara's directors and executive officers is available in Cedara's notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on September 24, 2004. Additional information regarding the interests of potential participants in the proxy solicitation will be contained in the joint proxy statement/management information circular to be filed with the Securities and Exchange Commission when it becomes available.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 18, 2005

                                           CEDARA SOFTWARE CORP.


                                           By: /s/ Brian Pedlar
                                              ----------------------------
                                              Brian Pedlar
                                              Chief Financial Officer